EXHIBIT 20.1

FOR IMMEDIATE RELEASE

                      Chubb Reports Third Quarter Earnings

         WARREN, N.J., October 29, 1998 -- The Chubb Corporation today announced lower earnings for the third quarter and first nine months of 1998, owing principally to more significant catastrophe losses and continued severe pricing pressure in standard commercial lines.

         Operating income in the current quarter was $149.8 million or $.90 per share compared with $175.1 million or $1.00 per share in 1997. Net income, which includes realized investment gains, was $173.4 million or $1.04 per share for the quarter compared with $194.0 million or $1.10 per share last year. All per share amounts are calculated on a diluted basis.

         Nine month operating income totaled $493.0 million or $2.90 per share before the $26 million or $.15 per share restructuring charge taken in the first quarter. This compares with $526.6 million or $2.99 per share in 1997. Net income was $549.4 million or $3.24 per share for the first nine months of 1998 compared with $574.8 million or $3.26 per share last year.

         Chubb's third quarter and nine month after-tax results are summarized below:

                              Third Quarter        Nine Months
                             ---------------     ----------------
Millions of Dollars           1998     1997       1998     1997
-------------------          ------   ------     ------   -------
Operating Income Before
 Restructuring Charge        $149.8   $175.1     $493.0   $526.6
Restructuring Charge              -        -      (26.0)       -
                             ------   ------     ------   ------
Operating Income After
 Restructuring Charge         149.8    175.1      467.0    526.6
Realized Investment Gains      23.6     18.9       82.4     48.2
                             ------   ------     ------   ------
Net Income                   $173.4   $194.0     $549.4   $574.8
                             ======   ======     ======   ======

Per Diluted Share
-----------------
Operating Income Before
 Restructuring Charge        $ .90    $1.00      $2.90    $2.99
Restructuring Charge             -        -       (.15)       -
                             -----    -----      -----    -----
Operating Income After
 Restructuring Charge          .90     1.00       2.75     2.99
Realized Investment Gains      .14      .10        .49      .27
                             -----    -----      -----    -----
Net Income                   $1.04    $1.10      $3.24    $3.26
                             =====    =====      =====    =====
Effect of Catastrophe
 Losses                      $ .27    $ .10      $ .62    $ .21

         "Catastrophe losses, particularly from Hurricane Georges but also from other storms, hurt results especially in commercial lines," said Dean R. O'Hare, chairman and chief executive officer. "Of much greater concern, however, are our underwriting results in standard commercial lines where competitive pressures are driving prices to increasingly unprofitable levels. Rate increases are an absolute necessity if we are to attain underwriting profitability."

         Mr. O'Hare said that premiums in standard commercial lines, including workers' compensation, casualty and commercial multi-peril, declined 3% in the quarter. "We must put profitability ahead of growth and not renew underpriced business. Our priorities in the coming months will be to renew good business at adequate rates and to move off of accounts where we cannot achieve underwriting profitability," he said.

         Commenting further on Chubb's property and casualty results, Mr. O'Hare said, "Personal lines turned in another outstanding quarter with premium growth of 9.3% and a combined ratio of 87.2%. Results were excellent across the board. Specialty commercial lines continue to perform well in tough market conditions. We continued to grow at double-digit rates in Europe, our largest international market."

         Net property and casualty premiums written in the third quarter increased 1.7% to $1.4 billion. For the nine months, reported net premiums written were flat at $4.1 billion. Reported growth for the nine months was affected by non-recurring transactions related to the termination of Chubb's reinsurance agreements with Royal & Sun Alliance Insurance Group plc. After adjusting for these transactions, which inflated reported premiums in the first quarter of 1997, core premium growth was 4.4% for the nine months. Third quarter premium growth was unaffected by these transactions.

         The combined ratio of 101.2% for the third quarter compares with 97.5% last year. For the first nine months, Chubb recorded combined ratios of 99.2% in 1998 and 96.4% in 1997. Catastrophe losses for the 1998 third quarter and nine months were $68.8 million and $160.8 million, respectively, adding 5.2 and 4.1 percentage points to the respective combined ratios for these periods. In the comparable periods of 1997, catastrophe losses were $28.0 million, representing
2.2 percentage points of the combined ratio for the quarter, and $56.5 million or 1.5 percentage points of the combined ratio for the nine months.

         Chubb reported an underwriting loss after taxes for the quarter of $15.0 million compared with underwriting income of $13.2 million last year. Underwriting income for the first nine months totaled $3.0 million in 1998 and $66.8 million in 1997.

         Property and casualty investment income after taxes increased 7.0% to $159.7 million or $.96 per share in the third quarter from $149.2 million or $.85 per share last year. For the nine months, investment income increased 7.5% to $472.1 million or $2.78 per share from $439.3 million or $2.48 per share in 1997.

         Chubb repurchased 3.9 million shares of its common stock in the open market in the third quarter, bringing aggregate 1998 stock purchases to 7.1 million shares as of the end of September.

                              THE CHUBB CORPORATION
                              ---------------------
                           PERIODS ENDED SEPTEMBER 30
                           --------------------------

                                  Third Quarter     Nine Months
                                  1998    1997      1998    1997
                                  ----    ----      ----    ----
                                           (in millions)

Property and Casualty
  Underwriting Income (Loss)
   After Taxes                   $(15.0) $ 13.2    $  3.0  $ 66.8
  Investment Income After Taxes   159.7   149.2     472.1   439.3
                                 ------  ------    ------  ------

    Property and Casualty
     Income                       144.7   162.4     475.1   506.1

Corporate and Other Income
 After Taxes                        5.1    12.7      17.9    20.5
                                 ------  ------    ------  ------

    Operating Income Before
     Restructuring Charge         149.8   175.1     493.0   526.6

Restructuring Charge
 After Taxes                          -       -     (26.0)      -
                                 ------  ------    ------  ------
    Operating Income After
     Restructuring Charge         149.8   175.1     467.0   526.6

Realized Investment Gains
 After Taxes                       23.6    18.9      82.4    48.2
                                 ------  ------    ------  ------

    Net Income                   $173.4  $194.0    $549.4  $574.8
                                 ======  ======    ======  ======


For further information contact: Gail E. Devlin
                                 (908) 903-3245

                                 Glenn A. Montgomery
                                     (908) 903-2365

                        PROPERTY AND CASUALTY PRODUCT MIX
                        ---------------------------------

                               NINE MONTHS ENDED SEPTEMBER 30
                          ----------------------------------------
                             Net Premiums       Combined Loss and
                                Written           Expense Ratios
                          -----------------     ------------------
                            1998       1997       1998     1997
                            ----       ----       ----     ----
                             (in millions)

Personal Insurance
  Automobile              $  233.1   $  228.5      87.7%    86.5%
  Homeowners                 551.1      533.1      93.3     92.1
  Other                      242.9      239.5      67.8     66.5
                          --------   --------     -----    -----
    Total Personal         1,027.1    1,001.1      86.0     84.7
                          --------   --------     -----    -----

Commercial Insurance
  Multiple Peril             576.9      611.6     122.1    115.2
  Casualty                   673.3      687.3     114.9    112.4
  Workers' Compensation      238.0      225.6     113.1    106.4
  Property and Marine        414.5      447.5     112.0    105.7
  Executive Protection       709.1      663.1      75.6     73.4
  Financial Institutions     296.2      300.2      83.8     89.1
  Other                      201.4      200.4     102.3     83.8
                          --------   --------     -----    -----
    Total Commercial       3,109.4    3,135.7     103.5     99.4
                          --------   --------     -----    -----
    Total Before
     Reinsurance Assumed   4,136.5    4,136.8      99.2     96.0

Reinsurance Assumed              -       (3.8)        -     N/M
                          --------   --------     -----    -----

    Total                 $4,136.5   $4,133.0      99.2%    96.4%
                          ========   ========     =====    =====

Effective January 1, 1997, the agreements pertaining to the exchange of reinsurance with Royal & Sun Alliance Insurance Group plc were terminated. Premiums written in the first quarter of 1997 included $170.8 million of non-recurring net premiums related to the reinsurance relationship with Sun Alliance.

                                 QUARTER ENDED SEPTEMBER 30
                          ----------------------------------------
                             Net Premiums       Combined Loss and
                                Written           Expense Ratios
                          ------------------    ------------------
                            1998       1997       1998     1997
                            ----       ----       ----     ----
                             (in millions)

Personal Insurance
  Automobile              $   80.9   $   75.5      88.1%    87.8%
  Homeowners                 199.2      180.5      92.3     90.5
  Other                       82.7       75.8      74.9     69.0
                          --------   --------     -----    -----
    Total Personal           362.8      331.8      87.2     84.8
                          --------   --------     -----    -----

Commercial Insurance
  Multiple Peril             187.1      198.5     126.3    122.8
  Casualty                   212.6      215.3     109.9    108.6
  Workers' Compensation       68.5       68.5     119.8    110.4
  Property and Marine        129.2      144.6     116.8    103.4
  Executive Protection       241.4      226.9      77.6     74.8
  Financial Institutions      96.4       95.7      87.9    101.9
  Other                       68.7       63.2     116.3     86.2
                          --------   --------     -----    -----
    Total Commercial       1,003.9    1,012.7     105.9    101.4
                          --------   --------     -----    -----

      Total               $1,366.7   $1,344.5     101.2%    97.5%
                          ========   ========     =====    =====